FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
420 Lexington Avenue, Suite 1718
New York, NY 10170

January 16, 2018

VIA EDGAR

United States Securities and
Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Fusion Telecommunications International, Inc. Registration Statement on Form S-3 File No. 333- 222127 Acceleration Request

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fusion Telecommunications International, Inc., a Delaware corporation (the “Company”), the registrant under the registration statement on Form S-3, File No. 333- 222127 (the “Registration Statement”), respectfully requests that the Registration Statement be declared effective at 5:00 p.m., Washington, D.C. time, on January 17, 2018, or as soon as practicable thereafter.

The Company hereby authorizes each of Merrill B. Stone and Jason P. Katz of Kelley Drye & Warren LLP to orally modify or withdraw this request for acceleration.

Very truly yours, FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.

/s/ James P. Prenetta, Jr.
James P. Prenetta, Jr.
Executive Vice President and General Counsel